Exhibit 12.1

CODEXIS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Years Ended December 31,
	2014	2015	2016	2017	2018

Fixed charges:
Interest Expense	—	—	14	141	84
Total Fixed Charges			14	141	84

Earnings (deficiency) available for fixed charges:
Pre-tax loss from continuing operations	(19,327)	(7,919)	(8,598)	(23,239)	(10,878)
add: Fixed Charges			14	141	84
Earnings (deficiency of earnings) available to cover fixed charges	(19,327)	(7,919)	(8,584)	(23,098)	(10,794)
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2014 through December 31, 2018.